Exhibit 99.1

Sprott Inc. Declares Fourth Quarter 2021 Dividend

TORONTO, February 24, 2022 (GLOBE NEWSWIRE) -- Sprott Inc. (“Sprott” or the “Company”) (NYSE/TSX: SII) announced today that its Board of Directors has declared a fourth quarter 2021 dividend of US$0.25 per common share, payable on March 22, 2022 to shareholders of record at the close of business on March 7, 2022.

Registered shareholders who are residents of Canada as reflected in the Company’s shareholders register, as well as beneficial holders (i.e., shareholders who hold their common shares through a broker or other intermediary) whose intermediary is a participant in CDS Clearing and Depositary Services Inc. or its nominee, CDS & Co. (“CDS”), will receive their dividend in Canadian dollars, calculated based on the spot price exchange rate on March 22, 2022. Registered shareholders resident outside of Canada as reflected in Sprott’s shareholders register, including the United States, as well as beneficial holders whose intermediary is a participant in The Depository Trust Company or its nominee, Cede & Co., will receive their dividend in U.S. dollars. However, beneficial holders whose intermediary is a participant in CDS, may elect to change the currency of their dividend payments to U.S. dollars and can contact their broker for more details. Registered shareholders, other than CDS, who are residents of Canada and wish to receive their dividend in U.S. dollars should make arrangements to deposit their common shares with CDS, and make a currency election, prior to March 7, 2022.

The dividend is designated as an eligible dividend for Canadian income tax purposes.

About Sprott

Sprott is a global leader in precious metals and real assets investments. With offices in Toronto, New York, and London, Sprott is dedicated to providing investors with specialized investment strategies that include Exchange Listed Products, Managed Equities, Lending, and Brokerage. Sprott’s common shares are listed on the New York Stock Exchange under the symbol (NYSE:SII) and on the Toronto Stock Exchange under the symbol (TSX:SII). For more information, please visit www.sprott.com.

Investor contact information: (416) 943-4394 or ir@sprott.com